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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Air Hamburg orders one more Embraer Legacy 650 business jet

Switzerland, Geneva, May 24, 2016 – Embraer Executive Jets and the Germany-based business charter operator Air Hamburg have signed a purchase agreement for yet another Legacy 650. The agreement was announced today at the opening of the 16th European Business Aviation Convention and Exhibition (EBACE) in Geneva, Switzerland. The delivery of this aircraft is scheduled for the third quarter of 2016.

This new acquisition brings to nine the total of Embraer business jets in Air Hamburg’s fleet, currently comprised of seven Legacy 600/650 and one Phenom 300, which serve its customers’ travels to European, Russian and Middle Eastern destinations.

“We believe that customer loyalty is earned by ensuring their total satisfaction, and by building strong and enduring relationships. Partnerships are established based on real commitment, and we are pleased to support Air Hamburg’s continuous growth,” said Marco Túlio Pellegrini, President & CEO, Embraer Executive Jets. “We understand that executive jets are powerful tools for successful decision makers worldwide, who value speed, flexibility, efficiency, and productivity in their daily business relations as well as for leisure travel with their family. The Legacy 650 offers all these values, including an outstanding cabin comfort based on a proven platform with over 25 million hours flown.”

“Our customers have been consistently pleased with the superior and unparalleled Legacy 600/650 flight experience. By offering three distinct cabin zones, with the largest cabin and baggage compartment in their classes, these aircraft combine everything we need to meet our unwavering commitment to offer best-in-class services,” said Simon Ebert, Partner, Air Hamburg. “Embraer business jets’ great reliability is also fundamental for our growth strategy as well as to keeping our round-the-clock service available every day of the year.”

About Air Hamburg

Air Hamburg was established in 2006 by the young entrepreneurs Floris Helmers and Alexander Lipsky, after managing their Hamburg based flight school Flugschule Hamburg since 2001. A personal touch expressed by the slogan “Simply Personal” is the trademark of the aviation school and the airline. Both founders can still be found working as instructors and pilots.

Air Hamburg is focused on the following mission as basis for further expansion: Youngest fleet, no owners’ approval, and 100% crewed aircraft guarantee highest availability. The airline with 20 business jets generated a turnover in 2015 of EUR 72 million, with 200 employees.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

The 20 jets with open base are available for flexible flights, 365 days a year, 24/7 due to a Dispatch and Sales team working in 3 shifts around the clock. The cockpit crews are simulator trained and fully customer minded. In the cabin, the highest level of service and catering can be guaranteed due to well-trained cabin service representatives.

For more information concerning the AIR HAMBURG group, please visit: air-hamburg.com

About the Legacy 650

The large Legacy 650 comfortably carries up to 14 passengers with privacy in three distinct cabin zones, and premium acoustic comfort. In addition to the best-in-class galley and a fully accessible in-flight baggage compartment that surpasses in size even those of most ultra-long range business jets, the aircraft may be configured with up to two lavatories. The Legacy 650 features internet connectivity and the latest generation in full HD in-flight entertainment, with Honeywell’s Ovation Select entertainment and cabin management system.

The Legacy 650 features advanced navigation capabilities and the Honeywell Primus Elite™ avionics suite. The Legacy 650 has a range of 3,900 nautical miles (7,223 kilometers) with four passengers, with NBAA IFR fuel reserves, which means that the aircraft can fly nonstop from Geneva, Switzerland to Boston, United States, or Mumbai, India.

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, the broadest in the market, consists of the entry-level Phenom 100E and the Phenom 300 light jet, the Legacy 500 midsize and Legacy 450 mid-light, the super midsize Legacy 600 and large Legacy 650, and the ultra-large Lineage 1000E. With more than ten years in the market, Embraer Executive Jets’ global fleet exceeds 1,000 aircraft, which are in operation in more than 60 countries and are supported by the Company’s global Customer Support and Services network of 75 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil. For more information, please visit www.embraerexecutivejets.com.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer